Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Company Name: Redwire (REDW)

Event: Canaccord Genuity 41st Annual Growth Conference

Date: August 11, 2021

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Good morning, everyone. My name’s Austin Moeller. I’m the aerospace and defense analyst here at Canaccord Genuity. Today. I’m joined by Pete Cannito and Bill Read, the CEO and CFO of Redwire, a space infrastructure company. So Pete, if you could just give us a little overview of the company and give investors some insight into the outlook here as the company goes through the de-SPACing process.

<<Pete Cannito, Chairman and Chief Executive Officer>>

Yes. Thank you, Austin, and appreciate being here today. Thank you for your time. And what I’m going to do here is I’m going to very quickly go through a presentation that we uploaded to the portal, which is an excerpt from some of our Analyst Day presentation, which is of course all available online. But I’m going to go quickly through and just hit a couple of the slides. I won’t go through the whole thing so that we can spend the majority of our time on some Q&A. So next slide, please.

As per expected, these first couple of slides I encourage everybody to read through them at their own timeline. And I just want to remind everyone that all forward-looking statements are subject to various assumptions, risks and caveats as noted in our SEC filings and our presentation. And of course, actual results may differ materially as such. So next slide.

So just to start out with, I wanted to hit on a key highlights about Redwire that we think are really important. And it’s Redwire from an investment perspective is really about filling that middle market with a pure play space investment at scale. Currently, the space industry is highly fragmented. And on one side you have really large diversified aerospace primes such as Lockheed Martin, Boeing, and others, very familiar to most people. And they’re great companies and they bring a lot to the space community and have really great history and particularly in their flight heritage, which is really important in space. But from an investment perspective, and investment in a large diversified aerospace prime includes, and investment in aerospace and defense in addition to space, then there really isn’t much of a public middle market for space – for pure play space companies.

And then you have a very highly fragmented market on the other side of small businesses that really come in two flavors. Niche companies that dominate a particular technology area, and have tremendous flight heritage, and have been around for many, many years, but haven’t scaled whether it’s due to a lack of capital or a lack of sophistication or both. And then you have a number of new space entrance that have some disruptive technologies, that are highly innovative, but don’t have a lot of fight heritage, which as I mentioned is really important to establishing yourself as a space player. What Redwire essentially endeavors to do is to fill that middle market with our first mover industry consolidator advantage by bringing some of the niche technology providers with extraordinary flight heritage together with some of the innovative disruptors that have proven they can pass – cross the valley of death and become cash flow and revenue positive.

And that’s essentially what we’re doing here. We are focused on the space infrastructure segment and we’ll get into what we mean by that in a second. But this is a large market. And because of our approach of combining flight heritage plus disruptive innovation, we’re starting from a very strong financial position. I like to say we have a blue chip foundation with venture optionality. So unlike some other strategies in the space community, we’re revenue and cash flow positive today, and are positioned to maintain that stance going forward. Next slide. I’m going to skip ahead. If you could get to the slide that shows, yes, the commercial – space commercialization.

So where is Redwire positioning ourselves? So when you think about the evolution of space and space industry and really new space, there’s been a lot of focus on launch, and that’s very exciting for us because launch is a key demand signal for space infrastructure. And with the reduction in launch costs that you’ve seen through such innovations as SpaceX introduction of the reusable rocket, as well as the number of small launch companies that have entered the market, you have a real reduction in launch costs, which is a huge tailwind for space infrastructure. And at Redwire, that’s what we’re focused on.

And when I talk about space infrastructure, sometimes we’d like to talk about, of the growth, the projected growth of 6,000 satellites in Earth orbit today, going to 50,000 by 2030. But for Redwire, although that is a big segment of our target market, it goes beyond that, including cislunar, lunar, big NASA programs, such as Artemis, even out to deep space and the commercialization of space ultimately. So that’s the area we’re focused. If there is a segment of infrastructure in space, that is part of Redwire’s addressable market, and you’ll see why in a second here.

So if you go to the next slide, what particular areas are we focused on? We have a very broad diversified portfolio of products and services purposely. And that’s because as we like to say when spaces wins, Redwire wins. We’re really positioning ourselves to be a key enabler for the future applications and missions of space. So we work across all three segments of the market, both the national security, civil and commercial space segments. And as a key mission enabler, what we do is we provide those foundational technologies that are important to anyone that wants to operate in space.

As such, the analogy that we like to use is if you think about terrestrial infrastructure, there are these building blocks such as power, compute power, communications, capital equipment, engineering design that are important building blocks to address terrestrial economy. What Redwire is providing is those same key building blocks to a space-based economy, and that’s power such as our solar arrays, navigation and control, such as our star tracker, sun sensor, and core avionics packages in space manufacturing capabilities, such as our in space 3D printing capability, and the like.

So as example, we just recently launched yesterday a regolith printer demonstration on the ISS, that’ll demonstrate the ability to 3D print a material using moon simulant. Regolith is basically the material you have on the moon. This is a critical capability for someday with the Artemis program we land on Mars, the ability to use lunar regolith to print structures and things like that. So these are just one of many capabilities that we have, but these are the core underlying technologies that I wanted to hit on that talk about what we do.

And if you go to the next slide, you’ll see – go to the next slide, please. It shows some of our products and our focus areas. We’ll see examples of that. In terms of, I encourage you to look at the slide in the interest of time, but we’re really focused on five core areas; space commercialization, digitally engineered spacecraft, this includes satellites in both lower Earth orbit and GEO, as well as spacecraft that go beyond GEO. What’s called OSAM, On-orbit Servicing, Assembling, and Manufacturing. This is the 3D printing on orbit that I think we’re going to talk a little bit about in QA, as well as those advanced sensors components and deployables that underline that critical infrastructure of space, let’s call it. And then of course, space domain awareness and resiliency which is very important from a national security perspective as such as space becomes a contested domain.

So I’m going to stop there. And that’s kind of a high level overview of Redwire and open her up to you, Austin, for some Q&A.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Thank you, Pete. So just to start here, can you discuss Redwire’s strategic approach, which you called a picks and shovels approach to being a provider of space infrastructure? And why is that so crucial to the development of the broader space ecosystem?

<<Pete Cannito, Chairman and Chief Executive Officer>>

Yeah, it’s an excellent question. So if you think about what we’re seeing happening in the space industry right now, there’s a number of just fantastic new business models that have been enabled by the reduction in launch costs. So you see a lot of companies that are coming out that have great remote sensing constellations through a number of different phenomenology, video IR, SAR, RF, on all of these types of things. And you’re going to have a number of companies that aspire to put proliferated constellations and LEO for communications. All of these business models have relied on a subset of core infrastructure, like power, avionics, navigation and control, and ultimately, the ability to put very large structures in a space for large aperture antenna and the like.

That is where Redwire is focused, is those advanced technologies that underpin the future of space infrastructure that are going to enable all of these different new missions and applications across all three segments I mentioned.

Some of it includes things that are very well known that we have a tremendous amount of flight heritage on, such as our sun sensors that are on all the GPS constellations, such as our solar panels including the three that we just attached to the ISS to give the next generation a power to the ISS. And some include more advanced technologies like our on-orbit manufacturing and 3D printing that will allow us to create really large structures in space that couldn’t be launched fully assembled. So those – that’s what we mean by the picks and shovels, is that these next generation, let’s call them, killer apps for space are going to rely on Redwire infrastructure from which we operate.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Great. Yeah, definitely sounds like a very important part of building out the space industry as we go forward here. Just to sort of touch on a point that you mentioned and pivot into in-space assembly and manufacturing. So can you explain why in-space assembly and deployable space mechanisms are so important to developing large spacecraft platforms, space stations, et cetera?

<<Pete Cannito, Chairman and Chief Executive Officer>>

Yeah. Yeah. Excellent. So many people may not be aware of this, but the vast majority of the cost and a significant amount of the weight that goes into the development of space infrastructure is there with one single purpose, and that is for the infrastructure to survive launch. Launch is a very harsh environment. As you can imagine, the rocket has just incredible – incredibly high levels of vibration. There’s G-forces that have to be – that the equipment has to be able to sustain. By being able to print and assemble on orbit, you can eliminate all of that cost. So now the way we would typically deploy infrastructure is we would kind of build it out, harden it for launch fold it up in kind of an origami-type structure, and then put it into a rocket and launch it out.

And then once it’s there, it’s deployed. And all of that money that was spent on hardening it for launch and all that extra weight for all the different materials you need to ensure it survives launch, is now no longer necessary. With in-space manufacturing, and we have a marquee program around this called Archinaut, that is going to be a small set that prints its own deployable structures for their solar arrays. By doing it on orbit, all you have to do is send up the material, which it’s very easy for that material to survive launch, and then print the structure when you get on orbit for a very benign at least from a vibration perspective environment in space. And so that’s just kind of one example of how in-space manufacturing can help reduce the costs and weight associated with launch.

And then even beyond that the ability to create a lunar habitat or really, really kilometer, or even 100 meter size structures in space, there’s just not enough room in a rocket to fold all that up fully assembled. So by being able to create that on orbit, you can create structures that are larger than anything you could launch from a volume perspective. So that’s another key advantage as well.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

So just sort of on that point, one of the main challenges of, especially in human space travel is the lack of gravity, which of course has a very negative impact on the human body. So would in-space manufacturing and getting out of the size limitations of that rocket payload fairing, make it easier to build like a centrifuge for artificial gravity?

<<Pete Cannito, Chairman and Chief Executive Officer>>

Well, yeah, anything that is going to require a very large structure will require some form of in-space manufacturing. So it virtually is anything as we start to build out the infrastructure in space, you’re going to require these technologies. And it’s not only technologies that will be printing materials that we bring with us, but it will be technologies that use what they call in situ or the resources that are available in space in order to do building as well. And I talked about our example of the regolith, moon regolith printer that we just launched through the ISS yesterday. That’s a great example of if you’re going to build lunar structures you’re going to need to be able to 3D print out of in situ resources.

In addition to that, when you start having talking about people living and working in space, we’re not just going to be able to put up a launch of every time they lose a ranch or need some new tool or capability. It’s much easier to just communicate a CAD file or a print file, if you will, that can be uploaded onto a 3D printer, that can create whatever they need while they’re there. So that is a critical capability associated with our 3D manufacturing space.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

And just on the Archinaut, when could we expect that that’ll – the first launch of the Archinaut will be? And what will be the first structures that it builds in space? And could it be tasked to build other structures once its initial demo is complete?

<<Pete Cannito, Chairman and Chief Executive Officer>>

Yeah, the 3D printer is obviously configurable. And at first, it will be launched in 2023 and its first task is to print a deployable structure for a solar array. So it’ll go up as a just the box, the satellite itself the box, and then it’ll print the solar arrays that’ll be then deployed out from the satellite. As a matter of fact that the Archinaut capability not only demonstrates our ability to 3D print a satellite on orbit but they’ll have a robotic arm that’ll enable assembly too. And we do have a robotic arm as part of our product portfolio. And that robotic assembly is a key part of this building out of space infrastructure in addition to the 3D printing.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Awesome. So as everyone knows, you guys are currently in the process of completing a SPAC merger with Genesis Park. So I was just wondering if you could give investors just a timeline and an overview of how quickly that process will be completed. And I guess the plans for the company once it’s listed on the exchange.

<<Pete Cannito, Chairman and Chief Executive Officer>>

Yeah. So nothing has changed from what we briefed on our Analyst Day, and that is we are on track and on our schedule for a Q3 close.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

And once the merger is completed, obviously a significant portion of your strategy involves future M&A beyond what you’ve already acquired previously. So what types of companies is Redwire looking at for potential future acquisitions to build out that space infrastructure portfolio? And how soon after the de-SPACing process might you consider engaging in more acquisitions?

<<Pete Cannito, Chairman and Chief Executive Officer>>

Yeah, that’s an excellent question. So one of the – I’ll step back a little bit, and then I’ll answer your questions. One of the things that I really like to talk about when I talk about Redwire, particularly to investors is how unique this team is from the perspective of being able to build out this middle market company from a M&A perspective. We not only have a tremendous amount of management experience in M&A, but we’ve been able to successfully hone all of our processes internally together as a team over the last year and a half as we were highly active in M&A. And that is a critical competitive advantage for us because there are a number of space companies out there that’s aspired to do M&A, but they’re mostly coming from a technical background and that makes us a truly unique.

So our growth story post SPAC is not only just the incredible blue chip foundation plus venture optionality associated with the technologies that we talk about, but also our ability to be that for – continue to be that first mover industry consolidator and successfully grow both from an organic and inorganic perspective. And as such, our plans include M&A very shortly after de-SPAC. We have not slowed down in terms of continuing to constantly appealed our pipeline of opportunities and engaging with a number of different companies across the industry in order to make sure that we have full momentum right after our de-SPAC.

And in terms of which companies I would, kinds of companies, I would go back to their strategic focus areas, and they’re going to be primarily adding capability to those five strategic focus areas, which include Commercial LEO, digitally engineered spacecraft, advanced sensors, components, resiliency, and space situational awareness and OSAM, the On-orbit Servicing, Assembling, and Manufacturing. We’ll continue to build out our positions in those areas.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

And Pete, just when we look at the company’s existing backlog, as stated in the presentation, the $280 million, that’s the backlog that’s currently in the pipeline, and then there’s a broader $500 million or so million dollar number that includes opportunities that are considered high probability. Can you just go into what’s included in that backlog, in terms of what’s already in the pipeline, and what’s the high probability of when going forward?

<<Pete Cannito, Chairman and Chief Executive Officer>>

So we can talk a little bit about, in fact, we can give Bill a minute here of the mic to talk a little bit about what’s in the backlog at a general perspective and how we look at backlog specific, but we don’t obviously comment on any specific opportunities that are in that pipeline and comprise other than the public stuff that we’ve announced. So, Bill, why don’t you give us a quick overview of that $280 million and the $500 million?

<<Bill Read, Chief Financial Officer>>

Okay, I’d be glad to. Just very quickly, so when we think about backlog, we’ll break it down into three buckets and that’s contracted backlog, that’s items in negotiations and amounts to complete program scope. So what’s contracted backlog? That’s fiscal purchase orders, contracts signed deliverable that we are acting on today. So just deliverable backlog, future revenue off of existing work we’re working on. In negotiations are exactly what it sounds like. This is where we have been selected by the customer and we are in the final stages of getting the T’s and C’s in place and papering the agreement. And then the third group that amounts required to complete program scope. This is additional funding and contract coverage on the programs that we are working on today. This is not really pipeline. This is just extensions of our current programs, where we may be operating on a four- or five-, six-year program. And we’ve gotten coverage for the first year of the program, but we fully expect that program to continue through completion.

You spoke about the other $220 million that we brought up in our Analyst Day. Those are proposals that are either in our customer’s hands that we expect to get positive feedback against or proposals that we’re about to release. So that’s an additional visibility into another $220 million of future and near-term future revenue that we’re driving forward as of today.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Great. Well, we’re running off of against the end of the time here, but thank you so much, Pete and Bill, for giving us an overview into Redwire. And I look forward to speaking with you soon.

<<Pete Cannito, Chairman and Chief Executive Officer>>

Yeah, it’s our pleasure.

<<Bill Read, Chief Financial Officer>>

Thanks for having us.

<<Austin Moeller, Analyst, Canaccord Genuity Group Inc.>>

Yeah. Thank you.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and will mail the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination.

It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC.